July 17, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram, Attorney-Advisor

	Re:	Aspyra, Inc.
Registration Statement on Form S-3
Filed May 2, 2008 (File No. 333-150599)

Ladies and Gentlemen:

On behalf of Aspyra, Inc. (“Aspyra” or the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 29, 2008.

SEC Comment

General

1.                                       Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

Response:

The registration statement has been revised such that it no longer includes any of the shares underlying the convertible notes. Accordingly, the registration statement has been revised to disclose the total dollar value of the securities underlying the warrants that have been registered for resale in accordance with the Staff’s comment. Please see page 4.

2.                                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest

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payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of the principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to Aspyra from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes and warrants.

Response:

The registration statement has been revised to include tables summarizing the total amounts due to each selling shareholder or affiliate or a selling shareholder and any person with whom the selling shareholders have a contractual relationship in relation to the transaction.  In addition, in its revised disclosure, the Company has included the total payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible preferred stock, and a table summarizing the net proceeds to the issuer from the sale of the convertible notes and warrants. Please see page 4.

3.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes and warrants, presented in a table with the following information disclosed separately:

•      the market price per share of the securities underlying the convertible notes and warrants on the date of the sale of the convertible notes and warrants;

•      the conversion price per share of the underlying securities on the date of the sale of the convertible notes and warrants, calculated as follows:

•              if the conversion price per share is set at a fixed price, use the price per share established by the convertible notes and warrants; and

•              if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and warrants and determine the conversion price per share as of that date;

•      the total possible shares underlying the convertible notes and warrants (assuming no interest payments and complete conversion throughout the term of the notes and warrants);

•      the combined market price of the total number of shares underlying the convertible notes and warrants calculated by using the market price per share on the date of the sale of the convertible notes and warrants and the total possible shares underlying the convertible notes and warrants;

•      the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes and warrants calculated by using the conversion price on the date of the sale of the convertible notes and warrants and the total possible number of shares the selling shareholders may receive; and

•      the total possible discount to the market price as of the date of the sale of the convertible notes and warrants, calculated by subtracting the total conversion price on the date of the sale of the convertible notes and warrants from the combined market price of the total number of shares underlying the convertible notes and warrants on that date.

If there are provisions in the convertible notes and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:        The Company has revised its disclosures to include a table which demonstrates the total potential gain or loss to the selling shareholders as of the date of the sale of the convertible notes and warrants in accordance with the Staff’s comment. Please see page 8.

4.                                   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•    the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of Aspyra that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•                  market price per share of the underlying securities on the date of the sale of that other security;

•                  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•                  if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The only other securities underlying any other warrants, options, notes, or other securities of Aspyra held by the selling shareholders or any affiliates of the selling shareholders are the shares of common stock underlying options issued to Bradford G. Peters and C. Ian Sym-Smith. The registration statement has been revised to include a table which demonstrates the total potential gain to the selling shareholders as a result of any conversion discounts for the shares underlying the options in accordance with the Staff’s comment. Please see page 9.

5.                                   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the gross proceeds paid or payable to Aspyra in the convertible notes and warrants transactions;

•                  all payments that have been made or that may be required to be made by Aspyra that are disclosed in response to “Comment Two”;

•                  the resulting net proceeds to Aspyra; and

•                  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to “Comment Three” and “Comment Four”.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage —of the total amount of all possible payments as disclosed in response to “Comment Two” and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to “Comment Three” divided by the net proceeds to Aspyra from the sale of the convertible notes and warrants, as well as the amount of that resulting percentage averaged over the term of the convertible notes and warrants.

Response:        The registration statement has been revised to include a table summarizing the information requested by the Staff. Please see page 10.

6.                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between Aspyra (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                  the date of the transaction;

•                  the number of shares of the class of the securities subject to the transaction that were outstanding prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of Aspyra, or affiliates of the selling shareholders;

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of Aspyra, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

The registration statement has been revised to include a table summarizing the information requested by the Staff. Please see page 11.

7.                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•                  the number of shares outstanding prior to the convertible notes and warrants transaction that are held by persons other than the selling shareholders, affiliates of Aspyra, and affiliates of the selling shareholders;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•                  the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The registration statement has been revised to include a table summarizing the information requested by the Staff. Please see page 12.

8.                       Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                  whether Aspyra has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•                  whether—based on information obtained from the selling shareholders—any of the selling shareholders have an existing short position in Aspyra’s common stock and, if any of the selling shareholders have an existing short position in the company’s common stock, the following additional information:

• the date on which each such selling shareholder entered into the short position; and

• the relationship of the date on which each such selling shareholder entered into that short short position to the date of the announcement of the convertible notes and warrants transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes and warrant transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Aspyra has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities. The registration statement has been revised to include this disclosure in accordance with the Staff’s comment. Please see page 13.

Based on information obtained from the selling shareholders, none of the selling shareholders has an existing short position in Aspyra’s common stock.  The registration statement has been revised to include this disclosure in accordance with the Staff’s comment. Please see page 13.

9.    Please provide us, with a view toward disclosure in the prospectus, with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Aspyra (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

•                  copies of all agreements between Aspyra (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Company has revised its disclosure to include the information and agreements requested by the Staff, to the extent such information and agreements were not already included.

10.                     Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which Aspyra determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of registered shares in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

Response:

Aspyra determined the number of shares to be included in the registration based on 33% of the

Company’s outstanding common shares, less shares held by affiliates of the Company, the selling shareholders, and affiliates of the selling shareholders, as of March 26, 2008, the date of the closing of the private placement, which was 5,611,955 shares.  The registration statement has been revised to include this information in accordance with the Staff’s comment. Please see page 3.

11.                     We note that you have outstanding registration statements. In the interest of simplified disclosure, please consider the application of Rule 429 of the Securities Act of 1933. In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to reference concisely your concurrent offerings.

Response:

The Staff’s comment is duly noted. The Company has revised the prospectus cover page to reference concisely the Company’s concurrent offerings, in accordance with the Staff’s comment.

Selling Stockholders, page 11

12.                     We note that you indicate Martin C. Bicknell, Barton J. Cohen, Adam Cabibi, Todd A. Tumbleson, David Orscheln, J. Shawn Chalmers may be deemed control persons, with voting and investment power (directly or with others). For all selling shareholders that are legal entities, you must identify in the registration statement the natural person or persons who, in fact, exercise sole or shared voting or dispositive powers over the securities offered for resale by that shareholder.

Response:

The registration statement has been revised to identify, for all of the selling stockholders that are legal entities, the natural person or persons who, in fact, exercise sole or shared voting or dispositive power over the securities offered for resale by that shareholder, in accordance with the Staff’s comment.

Item 17 — Undertakings, page 17

13.           Please include the undertaking required by Item 512(a)(5) of Regulation S-K. Also, it does not appear as though Item 512(i) of Regulation S-K is applicable to this transaction. Please advise.

Response:

The registration statement has been revised to include Item 512(a)(5) of Regulation S-K and remove Item 512(i) of Regulation S-K in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Jeff Cahlon

Jeff Cahlon